November 23, 2011

VIA EDGAR

Mr. Christian Windsor
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Crescent Financial Bancshares, Inc., Cary, North Carolina
Post-Effective Amendment to Registration Statement on Form S-3
Filed November 22, 2011
File No. 333-157137

Dear Mr. Windsor:

We have received your letter dated November 18, 2011, regarding the above-referenced Post-Effective Amendment to Registration Statement on Form S-3 filed by Crescent Financial Bancshares, Inc., Cary, North Carolina (the “Company”).

The paragraph below corresponds to the comment contained in your letter dated November 18, 2011. For your convenience, the Company’s response is preceded with an italicized recitation of the corresponding comment set forth in the comment letter.

Exhibit 5.1

1.
We note that the opinion is limited to the General Corporation Law of the State of Delaware. Counsel must opine that the warrant is a binding obligation of the registrant under the law of the jurisdiction governing the warrant. It appears that the warrant is governed by New York law. Please arrange for counsel to revise the opinion accordingly. Refer to Section II.B.1.f. of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response:

On November 22, 2011, the Company filed Amendment No. 4 to Registration Statement on Form S-3, which included a revised legal opinion as Exhibit 5.1.

Securities and Exchange Commission
November 23, 2011

In connection with the above response, the Company acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance with helping the Company’s filings and exhibits be accurate and informative.

Please feel free to contact me at (919) 466-1005 if you have questions or concerns.

Sincerely,

/s/ Bruce W. Elder

Bruce W. Elder
Vice President and Secretary
Crescent Financial Bancshares, Inc.